UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: March 2011
Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.
 (Translation of registrant's name into English)

94 Em Hamoshavot Road
Petach Tikva 49527, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ____

Attached hereto and incorporated by reference herein is the registrant's press release announcing an agreement the registrant signed with DIRECTV, issued on March 30, 2011.  The registrant expects to recognize the majority of revenue under this agreement in 2011 and the remaining revenue in 2012 and on. While this agreement may have a significant influence on the registrant’s 2011 financial performance, the registrant believes it will remain within the framework of the annual guidance provided by the registrant in February of the approximate range of $81.5 to $85 million.  However, the agreement does considerably increase the registrant’s visibility in 2011. The registrant will update the guidance if it finds this necessary.

Warning Regarding Forward-Looking Statements

This Report on Form 6-K contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include those statements regarding the registrant’s expectation with respect to recognition of revenue under the agreement with DIRECTV, the influence this agreement is expected to have on the registrant’s financial  performance in 2011, annual guidance previously provided by the registrant and visibility of 2011 revenues. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, the registrant is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The first and fifth paragraphs of the press release  in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307,333-149825 333-158839 and 333-166028) and Form F-3 (registration number 333-166046) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports  subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Shmuel Arvatz
	Name:	Shmuel Arvatz
	Title:	Executive Vice President and Chief Financial Officer

Date: March 30, 2011